

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2019

Mandy Fields
Chief Financial Officer
e.l.f. Beauty, Inc.
570 10th Street
Oakland, CA 94607

> **Re: e.l.f. Beauty, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 28, 2019**
> **File No. 1-37873**

Dear Ms. Fields:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences